HITHERLANE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

Assets		
Cash	$	7,607
Investment in securities, at fair value (cost $315,678)		317,073
Fee receivable		35,000
	$	359,680
Liabilities and member's equity		
Liabilities		
Payable to Kellner Management, LP	$	56,376
Accrued expenses and other liabilities		51,096
Total liabilities		107,472
Member's equity		252,208
	$	359,680

See accompanying notes to financial statements.